Exhibit 107
CALCULATION OF THE REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Security	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
€1,000,000,000 4.125% Senior Notes due 2031	$1,130,000,000	99.349%	$1,122,643,700	$171,876.75 (1)
$500,000,000 6.000% Senior Notes due 2032	$500,000,000	99.256%	$496,280,000	$75,980.47 (2)
$700,000,000 5.750% Senior Notes due 2030	$700,000,000	99.418%	$695,926,000	$106,546.27 (2)
Total	$2,330,000,000 (3)	N/A	$2,314,849,700 (3)	$354,403.49 (3)

(1)
Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended (the “Securities Act”), based upon the euro/dollar rate of exchange of €1/$1.13 as of May 20, 2025, as reported by Bloomberg.

(2)	Calculated in accordance with Rule 457(r) under the Securities Act.
(3)	Calculated based upon the euro/dollar rate of exchange of €1/$1.13 as of May 20, 2023, as reported by Bloomberg.